EXHIBIT 99.2

PRESS RELEASE

Poland: TotalEnergies and KGHM Join Forces to Develop

Offshore Wind Power

Paris, April 12, 2022 – TotalEnergies and KGHM signed a partnership to participate on a 50/50 basis in the Polish government tender for the development of offshore wind projects.

The government has launched a new auction scheme covering 11 areas in the Polish Baltic Sea, representing an expected total capacity of over 10 GW, in order to leverage the Baltic Sea’s strong potential for wind power generation due to favorable weather conditions.

The partnership will build on the strengths of both companies. TotalEnergies will leverage its proven expertise in offshore operations, its experience in managing large-scale projects and its ties with the worldwide supply chains. KGHM, as a major Polish state-owned group, will bring its knowledge of the Polish market.

If awarded one or more wind farms, the partners will mobilize the best resources to develop these projects to the highest standards and delivery times, with a high level of local content, thereby boosting the local industry, creating jobs in Poland and contributing to the supply of green electricity at a competitive price.

"The development of offshore wind contributes both to the Europe’s energy transition and supply security. With favorable weather conditions, Poland is particularly well positioned to participate in the growth of this promising market," said Patrick Pouyanné, Chairman & CEO of TotalEnergies. "We are delighted to partner with KGHM to respond to Polish offshore wind tenders. Together, we will mobilize all our expertise to meet the challenges of these projects and thus contribute to Poland's renewable energy goals."

“In KGHM’s strategy we declared the achievement of climate neutrality by 2050. We are past the stage of planning and are involved in concrete actions. We are engaged in the process of acquiring several onshore and offshore projects. We have also submitted preliminary applications for the next round of permits in the Baltic,” said Marcin Chludziński, President of the Management Board of KGHM Polska Miedź S.A. “Cooperation with a French partner on an offshore wind farm project appears to be highly promising,” he added.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 10 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project). The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in tenders in Norway and Poland.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About KGHM

KGHM is involved in the mining and processing of valuable natural resources. At its heart is the largest deposit of copper ore in Europe, located in south-western Poland. By advancing our strategy we are systematically strengthening KGHM’s international position. Currently the company has a geographically diversified mine project profile. It has operations on three continents – in Europe, North America and South America. The copper ore resources controlled by KGHM guarantee the company a leading position in the mining industry. Its portfolio includes metals such as molybdenum, palladium and nickel, opening the way for KGHM to gain a strong position amongst the world’s diversified miners.

TotalEnergies Contacts

Media Relations:   +33 1 47 44 46 99   l presse@totalenergies.com l   @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Contacts KGHM

Media Relations: +48 887 843 615 l komunikacja@kghm.com

Investor Relations: + 48 76 74 78 280l ir@kghm.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.